March 12, 2020

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

       Re: CEL-SCI Corporation
           Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed March 6, 2020
           File No. 333-229295

Dear Mr. Kersten:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2020 letter.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed March 6, 2020

Description of Common Stock, page 5

1. We note your revisions in response to our prior comment 1. Please revise the last sentence in this section to clarify that there is uncertainty as to whether any court, not only the U.S. District Court for the District of Delaware, would enforce your exclusive forum provision. In addition, as requested previously, please include risk factor disclosure regarding this provision to update the risk factor disclosure provided in your annual report on Form 10-K that is incorporated by reference. Finally, please file your amended bylaws as an exhibit to this registration statement.
 Geert Kersten
CEL-SCI Corporation
March 12, 2020
Page 2
General

2. We note your revisions in response to our prior comment 3. However, you continue to state throughout the prospectus that the warrants were issued at various dates between
      February 2016 and July 2018 even though the Form S-1 that was declared effective on
      February 13, 2019 indicates that the warrants were issued at various dates between
      February 2017 and July 2018. Please revise your prospectus to reconcile this discrepancy or advise.
       Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.



                                                          Sincerely,
FirstName LastNameGeert Kersten
                                                          Division of
Corporation Finance
Comapany NameCEL-SCI Corporation
                                                          Office of Life
Sciences
March 12, 2020 Page 2
cc:       William T. Hart, Esq.
FirstName LastName